

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 29, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Chand Khan
Chief Financial Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, New York 10577

> RE: Form 10-K for the fiscal year ended December 31, 2007
> Form 10-Q for the period ended September 30, 2008
> Schedule 14A filed on March 28, 2008
> File No. 1-32638

Dear Mr. Khan:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 39

2. Where there is more than one reason for a change between periods, please expand
    your discussion of operating results to discuss each factor and correspondingly
    quantify the extent to which each factor contributed to the overall change in operating
    results. For example, in your discussion of leasing revenue for the year ended
    December 31, 2007 compared to the year ended December 31, 2006, it is not clear
    how much of the increase was due to a larger number of dry and special containers
    and chassis in your fleet or due to higher utilization for dry and refrigerated
    containers. In a similar manner, it is not clear how much of the offsetting decrease is
    due to a decrease in per diem rates for dry and refrigerated containers or how much of
    the decrease is due to a decrease in fee revenue resulting from a decrease in drop off
    volume. Please revise as necessary.

Business Segments, page 44

3. Please consider providing a discussion about each segment's revenues and pre-tax
    income. You should separately discuss the business reasons for changes between
    periods. In addition, where there is more than one reason for a change between
    periods, please quantify the extent to which each reason contributed to the overall
    change.

Critical Accounting Policies

Leasing Equipment, page 50

4. You state that periodically a determination is made, if indicators of impairment are
    present, as to whether the carrying value of your fleet exceeds its estimated future
    undiscounted cash flows. Given that leasing equipment represents approximately
    75% of your total assets as of December 31, 2007, please expand your critical
    accounting policy to provide additional insight on how you perform your impairment
    analysis under SFAS 144. Please consider including the following:
    *   Please clarify how you determine when leasing equipment should be tested for
        impairment. Please expand your discussion to state the types of events and
        circumstances that you believe indicate impairment. Please address how
        frequently you evaluate for these types of events and circumstances;
    *   Please disclose how you group your assets for purposes of considering whether an
        impairment exists. Refer to paragraph 4 of SFAS 144; and
    *   Please discuss the significant estimates and assumptions used to determine
        estimated future undiscounted cash flows and fair value. You should discuss how
        sensitive the fair value estimates are to each of these significant estimates and

assumptions used as well whether certain estimates and assumptions are more subjective than others.

Goodwill, page 51

5. We note you have identified goodwill as a critical accounting policy. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following:
    *   The reporting unit level at which you test goodwill for impairment and your basis for that determination; and
    *   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

Item 9A. Controls and Procedures

Management's Report Regarding the Effectiveness of Disclosure Controls and Procedures, page 54

6. You state that your President and Chief Executive Officer along with the Vice President and Chief Financial Officer concluded, as of the end of the period covered by this Annual Report on Form 10-K, that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports you file under the Exchange Act is recorded, processed, summarized and reported by our management on a timely basis in order to comply with your disclosure obligations under the Exchange Act and the SEC rules thereunder. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Financial Statements

Statements of Cash Flows, page F-6

7. Please clarify why the purchases of leasing equipment amounts reported on the statements of cash flows is not the same as the amounts reported in Note 9 to the financial statements. Specifically, you reported $334,476,000 of purchases of leasing equipment and $9,653,000 of purchases of leasing equipment financed through capital lease obligations during 2007 on your statements of cash flows. The

purchases of leasing equipment for 2007 included on page F-21 is $392,883,000. Please reconcile the difference.

8. You include purchases of equipment held for resale in net cash provided by operating activities. Please disclose how you determine whether equipment will be held for resale or whether it will be leasing equipment and how you determine where to classify the amounts related to purchases of equipment on the statements of cash flows. Please correspondingly address the classification of the proceeds received from the sale of equipment.

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Leasing Equipment, page F-8

9. You state that the estimated useful lives of your leasing equipment ranges from 12 to 20 years from the date of manufacture. This appears to be a broad range of useful lives for these assets. If there are different types of equipment that are included in leasing equipment, please disclose the different types and corresponding useful lives. Please disclose how you arrive at the residual values of your equipment as well as the ranges of residual values you use.

Revenue Recognition

Operating Leases with Customers, page F-10

10. You disclose that in accordance with EITF No. 99-19, you recognize billings to customers for damages incurred and certain other pass through costs as leasing revenue as it is earned based on the terms of the contractual agreements with the customer.   Please expand your disclosure to state which specific indicators led you to determine that gross revenue reporting was appropriate. Refer to paragraphs 7 through 14 of EITF No. 99-19.

Equipment Trading Revenue and Expense and Management Fee Income, page F-10

11. Please disclose when you recognize equipment trading revenue and management fee income. Please also quantify and clarify where amounts collected by you as an agent on behalf of third parties that own such equipment are reflected in your financial statements.

Note 4 – Debt, page F-13

12. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements.   For any material debt covenants, please disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

13. On page 45, you state that certain of your facilities are governed by borrowing bases that limit borrowing capacity to an established percentage of relevant assets. It appears that only the asset backed securitization program and finance lease facility are governed by borrowing bases. Please confirm and clarify your disclosures. Please clearly state how each of these borrowing bases are determined, including what specific factors could impact these borrowing bases. Please also discuss the impact current market conditions could have on the determination of your borrowing bases.   For the asset backed securitization program, you state that the borrowing capacity is determined by reference to an advance rate percentage of the net book values, as calculated in the program documents of the SPE's eligible containers, subject to certain adjustments and restricted cash.   Please further disclose how this borrowing capacity is determined, including the advance rate percentage.

Capital Lease Obligations, page F-15

14. Please disclose how you account for (a) step rent provisions and escalation clauses, including the Terminal Rent Adjustment Clause, and (b) capital improvement funding and other lease concessions, which may be present in your leases. Please explain the terms associated with any of these clauses, including the Terminal Rent Adjustment Clause. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Note 5 – Net Investment in Finance Leases, page F-16

15. Please disclose the amounts of initial direct costs incurred related to your direct financing leases as well as the executory costs included in minimum lease payments. Please also disclose the accumulated allowance balances for uncollectible minimum

lease payments receivable as of each balance sheet date. Refer to paragraphs
23(a)(i)(a) and (c) of SFAS 13. Please clarify in your disclosure how unguaranteed
residual values are reflected in the components of your net investment in finance
leases. Refer to paragraph 18(a) of SFAS 13 as well as Appendix D of SFAS 13.

16. Please expand your disclosure to clarify how you determine how much of the lease
payment to allocate to principal versus interest. Please clarify, if true, that the amount
allocated to the principal portion equals the cost or carrying amount, if different, of
the leased property. Refer to paragraph 18(b) of SFAS 13.

Note 13. Rental Income Under Operating Leases, page F-24

17. Please disclose how you account for (a) step rent provisions and escalation clauses
and (b) capital improvement funding and other lease concessions, which may be
present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS
29, discusses how lease revenues that depend on an existing index or rate, such as the
consumer price index or the prime interest rate, should be initially included in your
minimum lease revenues. If, as we assume, each of these items is included in
computing your minimum lease revenues and the minimum lease revenues are
recognized on a straight-line basis over the minimum lease term, the note should so
state. If our assumption is incorrect, please tell us how you considered the provisions
in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your
accounting treatment.

Exhibits 31.1 and 31.2

18. We note the identification of the certifying individual at the beginning of the
certification required by Exchange Act Rule 13a-14(a) also includes the title of the
certifying individual. In future filings, the identification of the certifying individual at
the beginning of the certification should be revised so as not to include the
individual's title.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

General

19. Please address the above comments in your interim filings as well.

Note 4 – Debt

Capital Lease Obligations, page 8

20. Please disclose the gain or loss amount recorded related to the sale-leaseback
transaction as well as when it was recognized or will be recognized.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 25

21. Your disclosures indicate that your primary sources of liquidity are cash flow
generated from operations and borrowings under your credit facilities. We remind
you to discuss significant changes in your expected sources and uses of cash from
period to period and the impact of these changes on your liquidity and capital
resources. In this regard, we note that your outstanding indebtedness has increased
by approximately 12% since December 31, 2007. When there are significant changes
in the sources and uses of cash, please advise how you determined that the sources
will continue to be sufficient to meet your needs. In addition, please provide the
following disclosures:
   • You note that the maximum commitment levels depicted in the chart may not
     reflect the actual availability under all of the credit facilities. Certain of these
     facilities are governed by borrowing bases that limit borrowing capacity to an
     established percentage of relevant assets. Please also disclose the actual
     availability as of the end of the period presented. Please also discuss the impact
     on your liquidity and capital resourced of reasonably likely changes in the
     borrowing bases in future periods; and
   • Please disclose the expected amounts of future spending on capital expenditures,
     including whether the portions of the expected amounts are related to growth or
     maintenance.

SCHEDULE 14A FILED ON MARCH 28, 2008

Benchmarking, page 11 and Restricted Stock Grants, page 13

22. We note that you use one or more peer groups to benchmark base salary and set the
amount of restricted stock grants. Please confirm that in future filings, you will
identify the companies in each peer group.

Annual Incentive Compensation, page 12

23. Please confirm that in future filings, you will elaborate on the targets you use to
determine annual incentive compensation. If meeting targeted measures is material to
your decision to pay incentive compensation, you should disclose the actual measures
you use to determine whether the targeted and actual incentive compensation was
paid. Your current disclosure states that you had an EPS target for 2007, but you do
not disclose what the target was. Similarly, you should disclose what performance
criteria you applied on an individual basis to each executive if these criteria were
material to your decision to pay incentive compensation amounts. Please note that if,
under the competitive harm standards that would apply in an application for
confidential treatment of information under the FOIA, you believe you would be

likely to suffer significant competitive harm if this information were disclosed, you may state this and include a discussion of how easy or difficult the targets were designed to be. However, in this case, you should anticipate that the staff may request your analysis and may have further comments.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Errol Sanderson, at (202) 551-3746 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief